As filed with the Securities and Exchange Commission on November 6, 2002
Registration No. 333-100633

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Novatel Wireless, Inc.
(Exact name of registrant as specified in its charter)

Delaware	86-0824673
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification)

9360 Towne Centre Drive

San Diego, California 92121
(858) 320-8800
(Address of principal executive offices, including zip code, and phone number, including area code)

Copies to:

Melvin L. Flowers,
Senior Vice President, Finance, Chief Financial Officer and Secretary
9360 Towne Centre Drive
San Diego, California 92121
(858) 320-8800
(Name, address, including zip code, telephone number, including area code, of Agent for service)

      Approximate Date of Commencement of Proposed Sale to the Public: From time to time after this registration statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☑

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the same prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
SHARES AVAILABLE FOR FUTURE SALE
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
SIGNATURES
EXHIBIT INDEX
EXHIBIT 5.1

SUBJECT TO COMPLETION, DATED NOVEMBER 6, 2002

PRELIMINARY PROSPECTUS

Novatel Wireless, Inc.

1,486,864 Shares of Common Stock

        The stockholders of Novatel Wireless, Inc. listed in this prospectus are offering and selling up to 1,486,864 shares of common stock under this prospectus. These shares of common stock include the resale of:

•	985,658 presently issued and outstanding shares of common stock; and

•	501,206 shares of common stock issuable upon exercise of common stock purchase warrants.

      The selling stockholders may offer the common stock:

•	through public or private transactions;

•	on or off the United States exchanges;

•	at prevailing market prices; or

•	at privately negotiated prices.

      Novatel’s common stock currently trades on The NASDAQ National Market under the ticker symbol “NVTLD.” On November 26, 2002, the ticker symbol will change to “NVTL.” On November 5, 2002, the closing price of one share of Novatel’s common stock was $1.84.

       This investment involves a high degree of risk. You should invest only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 2.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2002.

Prospectus Summary	1
Risk Factors	2
Use of Proceeds	12
Dividend Policy	13
Shares Available for Future Sales	14
Selling Stockholders	15
Description of Capital Stock	16
Plan of Distribution	19
Legal Matters	20
Experts	20
Where You Can Find More Information	20
Special Note Regarding Forward-Looking Statements	20
Incorporation of Certain Documents by Reference	21

      You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and in any accompanying prospectus supplement is accurate as of the date on their respective covers. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this prospectus. Without limiting the generality of the foregoing, prospective investors should carefully consider the factors set forth under the caption “Risk Factors.”

Our Company

      We are a provider of wireless data access solutions, including wireless data modems and software for use with portable personal computers and with handheld computing devices. We deliver innovative and comprehensive solutions that enable businesses and consumers to access personal, corporate and public information through email, enterprise networks and the Internet. We also offer wireless data modems and custom engineering services for hardware and systems integration services to our customers to facilitate use of our products.

      Our current product portfolio includes the following:

•	The Merlin Family of Wireless PC Card Modems for portable and desktop PCs and handheld computing devices;

•	The Minstrel Family of Wireless Handheld Modems, for handheld computing devices;

•	The Sage Wireless Modems for portable and desktop PCs;

•	The Expedite Family of Wireless OEM Modems for custom integration with computers and other devices; and

•	The Lancer 3W Family of Ruggedized Wireless Modems for vehicle-mounted applications.

      Our principal executive offices are located at 9360 Towne Centre Drive, Suite 110, San Diego, California 92121 and our telephone number is (858) 320-8800.

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and other information contained in this prospectus before you decide whether to invest in our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and liquidity could be materially adversely affected. This may cause the trading price of our common stock to decline after this offering commences, and you could lose part or all of the money you paid to purchase our common stock.

Risks Related to Our Business

We have incurred significant operating losses since our inception and we expect to continue to incur significant net losses and negative cash flows.

      We have incurred significant operating losses and net losses in each quarterly and annual period since our inception, and we expect to continue to incur significant losses in 2002. We incurred net losses of $3.5 million for the eight months ended December 31, 1996, $4.5 million for the year ended December 31, 1997, $5.5 million for the year ended December 31, 1998, $18.5 million for the year ended December 31, 1999, $46.9 million for the year ended December 31, 2000, $90.9 million for the year ended December 31, 2001 and $21.2 million for the nine months ended September 30, 2002. In addition, we had negative cash flows from operations of $5.0 million for the year ended December 31, 1998, $5.2 million for the year ended December 31, 1999, $41.0 million for the year ended December 31, 2000, $55.3 million for the year ended December 31, 2001 and $22.4 million for the nine months ended September 30, 2002. As of September 30, 2002, we had an accumulated deficit of $214.5 million. We expect our operating losses and negative cash flows to continue in connection with new product introductions as we continue to attempt to expand our business, including related spending in product development, sales and marketing, research and development, manufacturing, and general and administrative expenses. We entered into and expect to continue to enter into significant customer contracts for the development and supply of our products. These contracts may place significant demands on our financial resources. If we are unable to increase our revenue sufficiently to offset these expenses, we will not achieve profitability and our operating losses, net losses and negative cash flows will continue.

We have been operating only since 1996 and our historic operating results may not be an indication of future operations.

      We launched our first wireless modem in 1996 and we have a limited operating history. We are subject to risks, expenses and uncertainties that young and growing companies like ours face, particularly in the evolving wireless communications market. These considerations include our ability to continue to expand our customer base, maintain our current strategic-relationships and develop new ones, deliver products associated with our key contracts in a profitable and timely manner, attract and retain qualified personnel and manage our growth. Because we have only recently commenced commercial sales of our products, our past results and rates of growth may not be meaningful, and they should not be relied upon as an indicator of our future performance.

If we continue to experience negative cash flow, we may need to raise additional capital to fund our working capital requirements and anticipated capital expenditures.

      We currently anticipate that current working capital, including budgeted cash flow and available borrowings under our credit facility, will be sufficient to meet our working capital requirements and anticipated capital expenditures through the end of the first quarter of 2003. The forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary. If we continue to experience negative cash flow, we may be required to raise additional funds through the private or public sale of additional debt or equity securities or through commercial bank borrowings to fund our working capital requirements and anticipated capital expenditures. Our ability to obtain additional capital will depend on financial market conditions, investor expectations for the wireless technology industry, the national economy and other factors outside our control. If we are able to obtain funds through the issuance of equity securities, our stockholders will experience dilution and such newly-issued equity securities may have rights, preferences or privileges senior to the current holders of our capital stock. There can be no assurance that such additional financing will be available on acceptable terms, or at all. If needed, the failure to secure additional financing would have a material adverse effect on our business, financial condition and operating results and may impair our ability to continue our operations at their current level.

If we cannot deliver products associated with our significant supply contracts in a profitable and timely manner, our reputation could be harmed and our revenue and profit margins may decrease.

      Our ability to generate future revenue under many of our significant supply contracts depends upon our ability to manufacture and supply products that meet defined specifications. To realize the benefits of these contracts, we will have to manage the following risks successfully:

•	We have priced these contracts on our estimate of future production costs. If we incur higher costs than anticipated, our gross margins on these contracts will decrease and these contracts may not be as profitable as anticipated.

•	If we are unable to commit the necessary resources or are unable to deliver our products as required by the terms of these contracts, our customers may cancel the contracts. In that event, we might not recover any costs that we incurred for research and development, sales and marketing, production and otherwise and we may incur additional costs including contractual penalties.

•	If we fail to meet a delivery deadline, or a customer determines that the products we delivered do not meet the agreed-upon specifications, we may have to reduce the price we can charge for our products, or we may be liable to pay damages to the customer.

      If we are unable to successfully manage these risks or meet required deadlines in connection with one or more of our key contracts, our reputation could be harmed and our business, financial condition, results of operations and liquidity could be materially adversely affected.

If the demand for wireless access to the Internet does not increase, our revenue will continue to decline.

      The markets for wireless internet products and services are relatively new and rapidly evolving, both technologically and competitively. Market demand for our products has not generated sufficient revenues to cover our operating costs.

      Our financial condition, results of operations and cash flows have been adversely affected since 2000 as a result of overall decreases in demand in the marketplace for both wireless products and wireless access services for the transmission of data. A significant amount of our revenue is generated by our products for portable PCs and handheld computing devices. In addition, certain recent models of portable PCs and handheld computing devices include internal wireless modems installed by the manufacturer which reduce the need for consumers to purchase our wireless modem products. A decrease in our cash flows or our failure to generate significant revenue from new or existing products, whether due to the purchase by more consumers of portable PCs and handheld computing devices with internal wireless modems, lack of market acceptance, competition, technological change or otherwise, or the inability to reduce manufacturing or operating costs, will adversely impact our business, financial condition and results of operations.

If we are unable to comply with The NASDAQ Stock Market’s National Market’s listing requirements, our common stock will be subject to delisting from The NASDAQ Stock Market’s National Market.

      Our common stock is listed on The NASDAQ Stock Market’s National Market. In order for our common stock to continue to be listed on The NASDAQ National Market, we must satisfy various listing maintenance standards established by NASDAQ, including a requirement that we maintain a minimum closing bid price of at least $1.00 per share for our common stock, subject to certain exceptions. During 2002, the quoted per share market price for our common stock fell below the minimum closing bid price of $1.00 per share in excess of the maximum number of days permitted by NASDAQ. As a result, our common stock became subject to delisting from The NASDAQ National Market, subject to a hearing before NASDAQ’s Listing Qualifications Panel. In October 2002, following a written hearing before NASDAQ’s Listing Qualifications Panel, we effected a reverse stock split which resulted in the increase in the quoted per share market price of our common stock to above $1.00. To regain compliance with The NASDAQ National Market’s listing standards, NASDAQ has informed us that we must maintain a closing bid price of at least $1.00 per share for the 10 consecutive trading days through November 13, 2002, as well as comply with all other listing requirements, including having stockholder’s equity of at least $10.0 million, subject to NASDAQ’s Listing Qualifications Panel’s discretion to subject us to continued review based on the trading activity of our common stock through November 13, 2002. Accordingly, as of the date of this prospectus, we remain under review by NASDAQ’s Listing Qualifications Panel until we satisfy these requirements. As of September 30, 2002, our stockholder’s equity was $11.7 million. In addition, as of November 5, 2002, the quoted closing price per share of our common stock was $1.84. If we continue to sustain losses or are not otherwise able to maintain stockholder’s equity of $10.0 million, or if the quoted closing bid price per share for our common stock falls below $1.00 per share, we will again be subject to delisting from The NASDAQ National Market. Consequently, we cannot assure you that our common stock will continue to be listed on The NASDAQ National Market. If our common stock is delisted from The NASDAQ National Market, we may be able to qualify for listing on The NASDAQ Small Cap Market if we are able to satisfy all requirements for continued listing on that market, including maintaining a minimum closing bid price of at least $1.00 per share and having a stockholder’s equity of at least $2.5 million. However, delisting from The NASDAQ National Market or the transfer to The NASDAQ Small Cap Market could have an adverse affect on the liquidity and quoted per share trading price of our common stock and on our ability to raise capital through the issuance of common stock or securities convertible into common stock.

The marketability of our products may suffer if wireless telecommunications operators do not deliver acceptable wireless services.

      The success of our business depends on the capacity, affordability and reliability of wireless data access provided by various wireless telecommunications operators. Currently, various wireless telecommunications operators such as Sprint and Verizon Wireless, either directly or jointly with us, sell our products in connection with the sale of their wireless data access services to their customers. Growth in demand for wireless data access may be limited if wireless telecommunications operators cease operations, fail to offer services which customers consider valuable, fail to maintain sufficient capacity to meet demand for wireless data access, delay the expansion of their wireless networks and services, fail to offer and maintain reliable wireless network services or fail to market their services effectively. If any of these occurs, or if for any other reason the demand for wireless data access fails to grow, sales of our products will decline and our business, financial condition, results of operations could be materially adversely affected.

      In addition, our future growth depends on the successful deployment of next generation wireless data networks by third parties, including those networks for which we currently are developing products. If these next generation networks are not deployed or widely accepted, or if deployment is delayed, there will be no market for the products we are developing to operate on these networks. As a result, we will not be able to recover our research and development expenses and our financial condition and results of operations and liquidity could be materially adversely affected.

We currently rely exclusively on third-party manufacturers to produce our products, and our ability to control their operations is limited.

      We currently outsource our manufacturing to Solectron de Mexico, S.A. de C.V., a subsidiary of Solectron Corporation and to LG Innotek Co., Ltd., a subsidiary of LG Electronics, Inc. We also have a written understanding with Sanmina-SCI Corporation that permits Sanmina the opportunity until June 2003 to bid on all our new contract manufacturing business. We expect to continue to depend exclusively on third-party manufacturers to produce our products in a timely fashion and at satisfactory quality levels. None of these third-party manufacturers is obligated to supply products to us for any specific quantity, except as may be provided in particular purchase orders which we submit to them from time to time. If our third-party manufacturers experience delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, then product shipments to our customers could be delayed, which would negatively impact our revenues and our competitive position and reputation. The cost, quality and availability of third-party manufacturing operations are essential to the successful production and sale of our products. Our reliance on our third-party manufacturers exposes us to a number of risks, which are outside our control:

•	unexpected increases in manufacturing costs;

•	interruptions in shipments if our third-party manufacturers are unable to complete production in a timely manner;

•	inability to control quality of finished products;

•	inability to control delivery schedules;

•	inability to control production levels and to meet minimum volume commitments to our customers;

•	inability to control manufacturing yield;

•	inability to maintain adequate manufacturing capacity; and

•	inability to secure adequate volumes of components.

      If we are unable to manage successfully our relationships with these third-party manufacturers, the quality and availability of our products may be harmed. If any of our third-party manufacturers stopped manufacturing our products for any reason or reduced its manufacturing capacity, we may be unable to replace the lost manufacturing capacity on a timely basis. In addition, if any of our third-party manufacturers changed the terms under which they manufacture for us, our manufacturing costs could significantly increase.

      We generally place orders with our third-party manufacturers at least three months prior to scheduled delivery of products to our customers. Accordingly, if we inaccurately anticipate demand for our products, we may be unable to obtain adequate quantities of components to meet our customers’ delivery requirements or, alternatively, we may accumulate excess inventories. If one or more of these events were to occur, our business, financial condition and results of operations could be materially adversely affected by increased costs, reduced revenue and lower product margins.

If we fail to adopt new technology and fail to develop and introduce new products successfully, we may not be able to compete effectively.

      We operate in a highly competitive environment, characterized by rapidly changing technology and industry standards. New products based on emerging technologies or evolving industry standards may quickly render an existing product obsolete and unmarketable. Our growth and future operating results depend in part upon our ability to enhance existing products and introduce newly developed products that conform to prevailing and evolving industry standards, meet or exceed technological advances in the marketplace, meet changing customer requirements, achieve market acceptance and respond to our competitors’ products.

      The development of new products can be very difficult and requires technological innovation. The development process is also lengthy and costly. In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. If we fail to anticipate our customers’ needs and technological trends accurately or are otherwise unable to complete the development of products on time and within budgeted amounts, we will be unable to introduce new products into the market on a timely basis, if at all. If we are unsuccessful at developing and introducing new products that are sufficiently appealing to enterprise customers or consumers, we may be unable to recover our significant research and development costs and our business, financial condition and results of operations could be materially adversely affected. In addition, as we introduce new versions of our existing products or new products altogether, our current customers may not require the technological innovations of these products and may not purchase them.

      To grow our revenue and achieve profitability, we must retain our current customers and develop new ones. If consumers view our competitors’ products as superior to ours, or if our products are unable to meet their expectations or requirements, we may be unable to retain our existing customers or to develop new customers which would materially and adversely effect our business, financial condition and results of operations.

The fluctuation of our quarterly operating results may cause our stock price to decline.

      Our future quarterly operating results may fluctuate significantly and may not meet the expectations of securities analysts or investors. If this occurs, the market price of our stock would likely decline. The following factors may cause fluctuations in our operating results:

•	Decreases in revenue or increases in operating expenses. We budget our operating expenses based on anticipated sales, and a significant portion of our sales and marketing, research and development and general and administrative costs are fixed, at least in the short term. If revenue decreases and we are unable to reduce our operating costs quickly and sufficiently, our operating results could be materially adversely affected. We have entered into and expect to continue to enter into significant customer contracts for the development and supply of our products. We expect to incur significant research and development, sales and marketing and other costs relating to the development, manufacture and sale of these products prior to receiving revenue from these contracts, if any.

•	Product mix. The product mix of our sales affects profit margins in any given quarter. As our business evolves and the revenue from the product mix of our sales varies from quarter to quarter, our operating results will likely fluctuate.

•	New product introductions. As we introduce new products, the timing of these introductions will affect our quarterly operating results. We may have difficulty predicting the timing of new product introductions and the market acceptance of these new products. If products and services are introduced earlier or later than anticipated, or if market acceptance is unexpectedly high or low, our quarterly operating results may fluctuate unexpectedly. Our quarterly operating results also fluctuate because we incur substantial upfront research and development, sales and marketing, production and other costs to support new product introductions prior to the periods in which we will recognize revenue from new products.

•	Use of supply contracts with customers. We rely on long-term supply contracts with our distributor customers. These contracts typically include a non-binding, forward-looking rolling forecast and allow the customer to make certain volume changes within specified periods of time in advance of scheduled production dates. We use these forecasts for internal planning of material procurement and required manufacturing capacity, but cannot predict with certainty incoming orders or changes in forecasts. Our operating results may fluctuate as a result of deviations from forecasted amounts, the timing of substantial orders, decreases in orders, failure to fulfill orders, possible delays or shortages in component supplies, or possible delays in the manufacture or shipment of current or new products.

•	Lengthy sales cycle. In addition, the length of time between the date of initial contact with a potential customer and the execution of a contract may take several months, and is subject to delays over which we have little or no control. The sale of our products is subject to delays from our customers’ budgeting, approval and competitive evaluation processes that typically accompany significant information technology purchasing decisions. For example, customers frequently begin by evaluating our products on a limited basis and devote time and resources to testing our products before they decide whether or not to purchase a product. We commit substantial time and resources to educate potential customers on the use and benefits of our products. Customers may also defer orders as a result of anticipated releases of newer or enhanced products by us or our competitors. As a result, our ability to anticipate the timing and volume of sales to specific customers is limited, and the delay or failure to complete one or more large transactions could cause our operating results to vary significantly from quarter to quarter.

      We believe that quarter-to-quarter comparisons of our operating results will not necessarily be meaningful in predicting our future performance. If we do not achieve our expected revenue, it is possible that our operating results will fall below the expectations of market analysts or investors in some future quarter or quarters. Our failure to meet these expectations would likely adversely affect the trading price of our common stock.

We depend upon a small number of our customers for a substantial portion of our revenue.

      A significant portion of our revenue comes from a small number of customers. Our top ten customers for the nine months ended September 30, 2002 accounted for approximately 87% of our revenue and our ten top customers for the year ended December 31, 2001 accounted for approximately 66.6% of our revenue. For the nine months ended September 30, 2002, Sprint accounted for 42.1% and Voicestream accounted for 8.3% of our revenue. In addition, revenue from cash received in the Metricom bankruptcy settlement of approximately $1.4 million accounted for 6.7% of our revenue for the nine months ended September 30, 2002. For the year ended December 31, 2001, Hewlett-Packard accounted for 13.0%, Metricom accounted for 12.4%, @Road accounted for 8.9% and Hugh Symons accounted for 7.4% of our revenue. We expect that a small number of customers will continue to account for a substantial portion of our revenue. Our business was impacted adversely by the bankruptcy of Metricom, which filed for bankruptcy in July 2001 and the bankruptcy of OmniSky which filed for bankruptcy in December 2001. If there is a downturn in the business of one or more of these customers, if one or more of these customers files for bankruptcy or becomes insolvent, if we are unable to continue to retain their business, or if we are unable to diversify our customer base, our revenue may decline.

We depend on sole source suppliers for some of our components, and our product availability and sales would be harmed if any of these suppliers is not able to meet our demand and alternative components are not available.

      Our products contain a variety of components, many of which are procured from single suppliers. These components include both tooled parts and industry-standard parts, many of which are used in cellular telephone handsets. Currently, some components and certain integrated circuits are in short supply worldwide. If the shortage of these components or any other key components persists or worsens, we may not be able to deliver sufficient quantities of our products to satisfy demand. The cost, quality and availability of components are essential to the successful production and sale of our products. Some of these components come from sole or single source suppliers for which alternative components may not be available. If suppliers are unable to meet our demand for sole source components and if we are unable to obtain an alternative source or if the price for a substitute is prohibitive, our ability to maintain timely and cost-effective production of our products would be seriously harmed.

If we fail to develop and maintain strategic alliances, we may not be able to penetrate new markets.

      A key element of our business strategy is to penetrate new markets by developing new products through strategic alliances with leading companies.

      We are currently investing, and plan to continue to invest, significant resources to develop these relationships. We believe that our success in penetrating new markets for our products will depend in part on our ability to maintain these relationships and to cultivate additional or alternative relationships. We cannot assure you that we will be able to develop additional strategic alliances, that existing relationships will be successful in achieving their purposes or that strategic partners will not form competing arrangements.

We may not be able to maintain and expand our business if we are not able to hire, retain and manage additional qualified personnel.

      Our success in the future depends in part on the continued contribution of our executive, technical, engineering, sales, marketing, manufacturing and administrative personnel. Recruiting and retaining skilled personnel, including software and hardware engineers, is highly competitive, especially in the San Diego area.

Most of our senior management and other key personnel are not bound by employment agreements. If we are not able to attract or retain qualified personnel in the future, or if we experience delays in hiring required personnel, particularly qualified engineers, we will not be able to maintain and expand our business.

Any acquisitions we make could disrupt our business and harm our financial condition and results of operations.

      As part of our business strategy, we intend to review on an ongoing basis acquisition opportunities that we believe would be advantageous to the development of our business. While we have no current agreements or plans with respect to any acquisitions, we may acquire businesses, products, or technologies in the future. If we make any acquisitions, we could take any or all of the following actions, any one of which could adversely affect our business, financial condition, results of operations and the price of our common stock:

•	issue equity securities that would dilute existing stockholders’ percentage ownership;

•	use a substantial portion of our available cash, if any;

•	incur substantial debt, which may not be available to us on favorable terms and may adversely affect our liquidity;

•	assume contingent liabilities; and

•	take substantial charges in connection with acquired assets.

      Acquisitions also entail numerous other risks, including: difficulties in assimilating acquired operations, products and personnel; unanticipated costs; diversion of management’s attention from other business concerns; adverse effects on existing business relationships with suppliers and customers; risks of entering markets in which we have limited or no prior experience; and potential loss of key employees from either our preexisting business or the acquired organization. We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, and our failure to do so could harm our business and operating results.

Our future results could be harmed by risks associated with international sales and operations.

      We may expand our international sales and marketing activities in the future. We have limited experience in marketing, selling, distributing and manufacturing our products and services internationally. International sales accounted for approximately 7% of our revenue for the year ended December 31, 2000, approximately 16% of our revenue for the year ended December 31, 2001 and approximately 8% of our revenue for the nine months ended September 30, 2002. If we expand international sales, we would become subject to a number of risks, which may increase our costs, lengthen our sales cycle and require significant management attention. These risks associated with doing business internationally generally include:

•	changes in foreign currency exchange rates;

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets, and changes in diplomatic and trade relationships;

•	less effective protection of intellectual property;

•	trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	increased expenses associated with customizing products for foreign countries;

•	unexpected changes in regulatory requirements resulting in unanticipated costs and delays;

•	longer collection cycles and difficulties in collecting accounts receivable; and

•	difficulty in managing widespread sales and research and development operations.

      Our sales and invoices are generally denominated in U.S. dollars. In the future, however, we may record sales and invoice customers in the applicable local foreign currency. If that occurs, we may be exposed to international currency fluctuations.

The wireless communications market is highly competitive and we may be unable to compete effectively.

      We compete in the wireless communications markets. The markets for wireless data access products are highly competitive and we expect competition to increase. Many of our competitors or potential competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They also may devote greater resources than we do to the development, promotion and sale of their respective products.

      Many of our competitors have more extensive customer bases and broader customer relationships and industry alliances that they can leverage to establish relationships with many of our current and potential customers. These companies also have significantly more established customer support and professional services organizations. In addition, these companies may adopt aggressive pricing policies or offer more attractive terms to customers, may bundle their competitive products with broader product offerings and may introduce new products and enhancements. Current and potential competitors may establish cooperative relationships among themselves or with third parties to enhance their products. As a result, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

      Our wireless communications products compete with a variety of devices, including wireless modems, wireless handsets, wireless handheld computing devices and other wireless devices. Our current and potential competitors include:

•	wireless modem integrators, such as Sierra Wireless, Wavecom, Option, NextCell and Tellus;

•	traditional wired modem manufacturers, such as 3Com and Xircom;

•	wireless device manufacturers, such as Handspring, Palm and Research in Motion (BlackBerry);

•	wireless handset manufacturers and next generation wireless technology providers, such as Ericsson, Motorola, Kyocera and Nokia; and

•	non-cellular digital packet data private communications network providers, such as Emotiant and Bell South.

      We expect our competitors to continue to improve the performance of their current products and to introduce new products, services and technologies. Successful new product introductions or enhancements by our competitors could reduce our sales and the market acceptance of our products, cause intense price competition and make our products obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing, and customer support. We cannot be sure that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to remain competitive. Increased competition could result in price reductions, fewer customer orders, reduced margins and loss of our market share. Our failure to compete successfully could seriously harm our business, financial condition and results of operations.

Our products may contain errors or defects, which could decrease their market acceptance.

      Our products are technologically complex and must meet stringent user requirements. We must develop our software and hardware products quickly to keep pace with the rapidly changing and technologically advanced wireless communications market. Products as sophisticated as ours may contain undetected errors or defects, especially when first introduced or when new models or versions are released. Our products may not be free from errors or defects after commercial shipments have begun, which could result in the rejection of our products, damage to our reputation, lost revenues, diverted development resources, and increased customer service and support costs and warranty claims.

We could incur substantial costs defending our intellectual property from infringement or a claim of infringement.

      Our success also depends on our proprietary technology. We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We may be required to spend significant resources to monitor and police our intellectual property rights. Before we do so, we may not be able to detect infringement and as a consequence we may lose competitive position in the market. Intellectual property rights also may be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share. The unauthorized use of our technology by competitors could have a material adverse effect on our ability to sell our products in some markets.

      Although we are not currently involved in any intellectual property litigation, we may be a party to litigation in the future either to protect our intellectual property or as a result of an alleged infringement of others’ intellectual property. These claims and any resulting litigation could subject us to significant liability for damages or could cause our proprietary rights to be invalidated. Litigation, regardless of the merits of the claim or outcome, would likely be time-consuming and expensive to resolve and would divert management time and attention away from the operation of our business. Any potential intellectual property litigation against us could also force us to do one or more of the following:

•	stop using the challenged intellectual property and refrain from selling our products or services that incorporate it;

•	obtain a license to use the challenged intellectual property or to sell products or services that incorporate it, which license may not be available on reasonable terms, or at all; or

•	redesign those products or services that are based on or incorporate the challenged intellectual property.

      If we are forced to take any of the foregoing actions, we may be unable to manufacture and sell our products, or we may be unable to do so on terms economically favorable to us, and our business, financial condition and results of operations may be materially adversely affected.

We may not be able to develop products that comply with applicable government regulations.

      Our products must comply with government regulations. For example, in the United States, the Federal Communications Commission regulates many aspects of communications devices, including radiation of electromagnetic energy, biological safety and rules for devices to be connected to the telephone networks. Radio frequency devices, which include our modems, must be approved under the above regulations by obtaining equipment authorization from the FCC prior to being offered for sale. Additionally, we cannot anticipate the effect that changes in government regulations may have on our ability to develop products in the future. Failure to comply with existing or evolving government regulations or to obtain timely regulatory approvals or certificates for our products could materially adversely affect our business, financial condition and results of operations. An inability or delay in obtaining FCC authorization could result in a decline in future revenue.

Terrorist attacks have contributed to economic instability in the United States; continued terrorist attacks, war or other civil disturbances could lead to further economic instability and depress our stock price.

      On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. These attacks have caused instability in the global financial markets, and have contributed to downward pressure on stock prices of United States publicly traded companies, such as us. This instability has resulted in a slowdown in the employment sector as companies assessed the impact of the attacks on their operations and on their employment needs. These attacks may lead to armed hostilities or to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to economic instability in the

United States and could have a material adverse effect on our business, financial condition and operating results.

Risks Related to This Offering

Our stock price could be adversely affected by certain dispositions of our shares pursuant to a registration statement currently in effect on Form S-3 or pursuant to Rule 144.

      Some of our current stockholders hold a substantial number of shares which they are currently able to sell in the public market. Sales of a substantial number of such shares or the perception that these sales may occur, could cause the trading price of our common stock to fall and could impair our ability to raise capital through the sale of additional equity securities.

      Upon completion of the offering, we will have 10,261,102 shares of common stock outstanding, assuming the issuance of 1,009,695 shares of common stock upon the exercise of all our outstanding options as of October 31, 2002, 317,632 of which were exercisable as of such date, and assuming the issuance of 1,211,409 shares of common stock issuable upon conversion of our Series A Preferred Stock and the issuance of 1,936,637 shares of common stock upon the exercise of all of our outstanding warrants, although warrants to purchase 501,206 shares of common stock will not be exercisable until March 12, 2003. All of these shares will be freely tradable without restriction in the public market unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including the exemption under Rule 144 of the Securities Act.

The quoted market price of our common stock is volatile, and we cannot assure you that our stock price will not decline.

      The market price of our common stock could be subject to significant fluctuations after this offering commences as a result of numerous factors, many of which are beyond our control. Among the factors that could affect our stock price are:

•	quarterly variations in our operating results;

•	announcement of changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community about our business or the wireless communications industry generally;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	strategic actions by us or our competitors such as acquisitions or restructurings;

•	regulatory developments;

•	additions or departures of key personnel;

•	general market conditions, including the effect of market conditions on our customers and suppliers; and

•	domestic and international economic factors unrelated to our performance.

      The stock market in general, and the market for high technology stocks in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Provisions in our charter documents and under Delaware law could prevent or delay a change in control in our company.

      Our certificate of incorporation and bylaws contain certain provisions that could prevent or delay an acquisition of our company at a premium price, if at all. These provisions:

•	provide for a staggered board;

•	prevent stockholders from taking action by written consent;

•	limit the persons who may call special meetings of stockholders; and

•	authorize our board of directors to approve the issuance of undesignated preferred stock without stockholder approval.

      In addition, Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our voting stock.

You may not be able to seek remedies against Arthur Andersen LLP, our former independent accountant.

      The audited financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent accountants. On June 15, 2002, Arthur Andersen was convicted of obstruction of justice by a federal jury in Houston, Texas in connection with Arthur Andersen’s work for Enron Corporation. On September 15, 2002, a federal judge upheld this conviction, and on October 15, 2002, a federal judge sentenced Arthur Andersen to five years probation and a $500,000 fine. Arthur Andersen ceased its audit practice before the SEC on August 31, 2002. Arthur Andersen has not consented to the incorporation by reference of their report and we have dispensed with the requirement to file their consent in reliance upon Rule 473a of the Securities Act. Because Arthur Andersen has not consented to the incorporation by reference of their report, it may become more difficult for you to seek remedies against Arthur Andersen in connection with a claim related to this offering. In particular, and without limitation, you may not be able to recover from Arthur Andersen under Section 11 of the Securities Act for any untrue statement of a material fact contained in our financial statements audited by Arthur Andersen or any omission of a material fact required to be stated in those financial statements. In addition, relief in connection with claims which may be available to stockholders under the federal securities laws against auditing firms may not be available against Arthur Andersen as a practical matter due to recent events regarding Arthur Andersen.

Our directors, executive officers and existing stockholders and their affiliates will continue to have substantial control over our company after this offering, and their interests may differ from and conflict with yours.

      Upon commencement of this offering, our executive officers, directors and principal stockholders will beneficially own, in total, 25% of our outstanding voting stock. As a result, these stockholders, whose interests may be different from and may conflict with yours, will be able to influence matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could have the effect of delaying or preventing a change of control of our company or otherwise cause us to take action that may not be in the best interests of all stockholders, either of which in turn could reduce our stock price.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of shares of the common stock by the selling stockholders. However, 501,206 shares of common stock offered by this prospectus are issuable in the future upon the exercise of common stock purchase warrants. If all of these warrants are exercised, except in limited circumstances we will receive aggregate gross proceeds of approximately $1.8 million. We expect to use the proceeds from the exercise of these warrants, if any, for general corporate purposes.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to finance the growth and development of our business. Therefore, we do not anticipate that we will declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any existing indebtedness and other factors the board of directors deems relevant.

SHARES AVAILABLE FOR FUTURE SALE

      Upon completion of the offering, we will have 10,261,102 shares of common stock outstanding, assuming the issuance of 1,009,695 shares of common stock upon the exercise of all our outstanding options as of October 31, 2002, 317,632 of which were exercisable as of such date, and assuming the issuance of 1,211,409 shares of common stock issuable upon conversion of our Series A Preferred Stock and the issuance of 1,936,637 shares of common stock upon the exercise of all of our outstanding warrants, although warrants to purchase 501,206 shares of common stock will not be exercisable until March 12, 2003. All of these shares will be freely tradable without restriction in the public market unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including the exemption under Rule 144 of the Securities Act.

      In general, under Rule 144 as currently in effect, a stockholder who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, which as of October 30, 2002 is approximately 61,033 shares; or

•	the average weekly trading volume during the four calendar weeks preceding the sale.

      A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his, her or its shares for at least two years is entitled to sell his, her or its shares under Rule 144(k) without regard to the volume limitations described above. Persons deemed to be affiliates are subject to the volume limitations, even after the applicable holding periods have been satisfied. We are unable to estimate the number of our common stock that may be sold under Rule 144 because this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Any future sale of substantial amounts of our common stock in the open market may adversely affect the market price of our common stock.

      At October 30, 2002, options to purchase 697,603 shares of our common stock were outstanding under our stock option plans, 317,521 of which were exercisable. All shares of common stock issuable upon exercise of these options are subject to an effective registration statement on Form S-8 and therefore such shares may be resold without restriction. Also, as of October 30, 2002, approximately 1,936,637 shares of common stock were issuable upon exercise of outstanding warrants. All these shares of common stock are subject to an effective registration statement on Form S-3 and therefore such shares may be resold without restriction. The number of shares of common stock issuable upon exercise of outstanding warrants excludes the 501,206 shares of common stock issuable upon the exercise of warrants which will become exercisable on March 12, 2003. All of these shares are covered by this prospectus and, consequently, may upon issuance be resold without restriction.

      No predictions can be made as to the effect that sales of common stock under Rule 144, pursuant to a registration statement or otherwise, or the availability of shares of common stock for sale, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock in the public market, or the perception that these sales could occur, could adversely affect prevailing market prices and could impair our future ability to raise capital through an offering of our equity securities.

SELLING STOCKHOLDERS

      The following table sets forth information with respect to each selling stockholder’s beneficial ownership of our common stock as of October 30, 2002 and as adjusted to reflect the sale of all the common stock offered by this prospectus. Except as otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their securities. The information in the table concerning the selling stockholders who may offer common stock under this prospectus from time to time is based on information provided to us by these selling stockholders. Information concerning these selling stockholders may change from time to time and any changes of which we are advised will be set forth in a prospectus supplement to the extent required. The number of shares in the column labeled “Shares of Common Stock Being Offered by This Prospectus” represent all of the shares that each selling stockholder may offer under this prospectus. The table assumes that the selling stockholders sell all of the shares. We are unable to determine the exact number of shares that actually will be sold. See “Plan of Distribution.”

      Each stockholder’s percentage ownership in the following table is based on 6,103,361 shares of common stock issued and outstanding as of October 30, 2002.

	Shares of
	Common Stock		Shares of Common
	Beneficially		Stock	Shares of Common
	Owned Prior to		Being Offered by	Stock Beneficially Owned
Selling Stockholder	This Offering		This Prospectus(1)	After This Offering

	Number		Number	Number		Percentage

Triton West Group, Inc.	403,396	(2)	351,441	51,955	(9)	*
Palisades Master Fund, L.P.	135,169	(3)	135,169	0		*
Stonestreet L.P.	324,407	(4)	324,407	0		*
Bristol Investment Fund, Ltd.	162,203	(5)	162,203	0		*
Otato Limited Partnership	108,135	(6)	108,135	0		*
Spinner Global Technology Fund, Ltd.	135,169	(7)	135,169	0		*
Alpha Capital AG	270,340	(8)	270,340	0		*

*	Represents less than 1.0% of the outstanding common stock.

(1)	Includes 501,206 shares of common stock issuable upon exercise of common stock purchase warrants, which are exercisable from March 12, 2003 until March 12, 2006.

(2)	Includes 118,467 shares of common stock issuable upon exercise of a common stock purchase warrant, which is exercisable from March 12, 2003 until March 12, 2006, and 51,948 shares of common stock issuable upon currently exercisable warrants.

(3)	Includes 45,564 shares of common stock issuable upon exercise of a common stock purchase warrant, which is exercisable from March 12, 2003 until March 12, 2006.

(4)	Includes 109,354 shares of common stock issuable upon exercise of a common stock purchase warrant, which is exercisable from March 12, 2003 until March 12, 2006.

(5)	Includes 54,677 shares of common stock issuable upon exercise of a common stock purchase warrant, which is exercisable from March 12, 2003 until March 12, 2006.

(6)	Includes 36,451 shares of common stock issuable upon exercise of a common stock purchase warrant, which is exercisable from March 12, 2003 until March 12, 2006.

(7)	Includes 45,564 shares of common stock issuable upon exercise of a common stock purchase warrant, which is exercisable from March 12, 2003 until March 12, 2006.

(8)	Includes 91,129 shares of common stock issuable upon exercise of a common stock purchase warrant, which is exercisable from March 12, 2003 until March 12, 2006.

(9)	Includes 51,948 shares of common stock issuable upon currently exercisable warrants.

DESCRIPTION OF CAPITAL STOCK

      Our certificate of incorporation authorizes the issuance of 365,000,000 shares of capital stock, of which 350,000,000 shares are designated as common stock, par value $.001 per share, and 15,000,000 shares are designated as preferred stock, 30,000 of which have been designated as Series A Preferred Stock. As of October 30, 2002, 6,103,361 shares of common stock were issued and outstanding and 13,220 shares of Series A Preferred Stock were issued and outstanding.

Common Stock

      Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of all stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably dividends as may be declared by our board of directors from funds legally available for that purpose. In the event of a liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and subject to prior distribution rights of any outstanding preferred stock. Our common stock carries no preemptive, conversion or other subscription rights and there are no applicable redemption or sinking fund provisions.

      Section 2115 of the California Corporations Code provides that a corporation incorporated in a state other than California (like our company, which is incorporated in Delaware) may nevertheless be subject to certain of the provisions of the California Code (as specified in Section 2115 of the California Code) applicable to California corporations (commonly designated a “Quasi-California Corporation”) if more than one-half of its outstanding voting securities are owned of record by persons having addresses in California and more than half of its business is conducted in California (generally, if the average of its property factor, payroll factor and sales factor as defined in Sections 25129, 25132 and 25134 of the California Revenue and Taxation Code is more than 50 percent during its latest full income year). However, a foreign corporation will not be treated as a Quasi-California Corporation if it has outstanding securities designated as qualified for trading on The NASDAQ Stock Market or any successor thereto. Since our common stock is qualified to trade on The NASDAQ Stock Market, Section 2115 does not apply to us.

Preferred Stock

      Our board of directors, without the approval of the holders of the common stock, is authorized to designate for issuance up to 15,000,000 shares of preferred stock, in any series and with any rights, privileges and preferences as our board of directors may from time to time determine, subject to applicable law. As of the date of this prospectus, 30,000 of these shares have been designated as Series A Preferred Stock, 27,172 of which were issued in December 2001, of which 13,220 were outstanding at October 30, 2002.

      Series A Preferred Stock. Each share of Series A Preferred Stock is entitled to receive cumulative dividends, payable commencing as of the date of issuance and thereafter quarterly on January 1, April 1, July 1 and October 1 of each year, when and as declared by our board of directors at the rate of 6.5% per annum, compounded quarterly, of the purchase price paid per share of Series A Preferred Stock in preference to any payment made on any shares of common stock. In addition, each share of Series A Preferred Stock shares in all ordinary dividends or distributions, except for liquidating distributions, declared or paid on the common stock on an as-converted basis. Each share of Series A Preferred Stock is also entitled to a liquidation preference of $1,000.00 per share (the “Liquidation Preference”), plus any accrued but unpaid dividends, in preference to any other class or series of our capital stock.

      The Series A Preferred Stock is convertible, at the option of the holder at any time, into the number of shares of common stock as is determined by dividing the Liquidation Preference plus an amount equal to all accrued and unpaid dividends by the “conversion price,” which as of the date of this prospectus is $11.55 per share of common stock, as may be adjusted from time to time as a result of stock dividends, distributions payable in common stock, stock splits, reverse stock splits, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations or the like. Following any of the events listed in the previous sentence, the conversion price and the number of shares of common stock issuable upon conversion of the Series A Preferred Stock in effect immediately prior to those events will, concurrently with the effectiveness of those events, be proportionately decreased or increased, as appropriate.

      If we declare or pay a dividend or other distribution to holders of common stock payable in securities other than common stock, the holders of Series A Preferred Stock will receive upon conversion, in addition to the entitled number of shares of common stock, the amount of securities they would have received had they converted prior to the dividend or distribution. Similarly, if the common stock issuable upon conversion of the Series A Preferred Stock is changed into the same or a different number of shares of any class or classes of stock by capital reorganization, reclassification, or otherwise, the holders of the Series A Preferred Stock will receive upon conversion the securities they would have received had they converted before the event. Further, if we sell substantially all of our assets or merge or consolidate with or into another entity, the Series A Preferred Stock will be convertible into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of common stock deliverable upon conversion of Series A Preferred Stock would have been entitled to receive upon sale, consolidation or merger based on the conversion price, effective during the sale, consolidation or merger.

      On or at any time following the earlier of:

•	the sale or merger of our company wherein a change of control occurs, or

•	December 21, 2008,

each holder of Series A Preferred Stock may elect to have us redeem any outstanding shares of Series A Preferred Stock, to the extent we have funds legally available for the redemption. If funds are then legally available, the redeeming holder of Series A Preferred Stock will receive an amount equal to:

•	the number of shares of Series A Preferred Stock submitted for redemption multiplied by

•	the Liquidation Preference plus all accrued but unpaid dividends on the Series A Preferred Stock, through the date of redemption, whether or not declared.

However, a holder of Series A Preferred Stock will not be entitled to redemption as a result of a sale or merger if the change of control results from the acquisition by that holder of Series A Preferred Stock or that holder’s affiliates of beneficial ownership of our securities representing more than 50% of the voting power.

      We may redeem, in whole or in part, outstanding shares of the Series A Preferred Stock on a pro rata basis among the holders of the Series A Preferred Stock at a redemption price per share equal to the Liquidation Preference plus all accrued but unpaid dividends on the Series A Preferred Stock, provided that:

•	the registration statement containing the prospectus covering the shares of common stock issuable upon conversion of the Series A Preferred Stock is effective;

•	the average of the closing prices of the common stock as reported by The Nasdaq Stock Market over the 20 consecutive trading-day period ending not more than five business days prior to our notice of redemption is greater than or equal to the product of (x) the conversion price in effect on the last day of the 20 consecutive trading-day period and (y) 2.50; and

•	from the date of our notice of redemption to the redemption date:

•	we have not received any request from the SEC or any other federal or state governmental authority for amendments or supplements to the registration statement or the prospectus covering the shares of common stock issuable upon conversion of the Series A Preferred Stock or for additional information;

•	no stop order suspending the effectiveness of the registration statement covering the shares of common stock issuable upon conversion of the Series A Preferred Stock or the initiation of any proceedings for that purpose has been issued by the SEC or any other federal or state governmental authority;

•	we have not received any notification with respect to the suspension of the qualification or exemption from qualification of the common stock issuable upon conversion of the Series A Preferred Stock for sale in any jurisdiction or the initiation of any proceeding for that purpose; and

•	no event or circumstance has occurred which would require us to make changes in the registration statement or the prospectus covering the shares of common stock issuable upon conversion of the Series A Preferred Stock, or any document incorporated or deemed to be incorporated into the registration statement and such prospectus by reference, so that, in the case of the registration statement, it does not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements in such registration statement not misleading, and in the case of the prospectus, it does not contain any untrue statement of a material fact or any omission to state a material fact required to be stated or necessary to make the statements, in the light of the circumstances under which they were made, not misleading.

      The holders of Series A Preferred Stock are entitled to notice of any meeting of our stockholders and will vote together with the common stockholders as a single class upon any matter submitted to the stockholders for a vote, on an as-converted basis as of the record date of the vote or upon the date of the written consent.

      The holders of Series A Preferred Stock also have a right to participate in our future issuances of any shares of capital stock or securities convertible into or exercisable for any shares of, any class of our capital stock, subject to certain limitations and exceptions.

PLAN OF DISTRIBUTION

      The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

      The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

      Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

      The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

      The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

      We are required to pay all fees and expenses incident to the registration of the shares, including $5,000 of reasonable fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

      U.S. Bancorp Piper Jaffray, Inc., acted as our placement agent in connection with our private placement of common stock and warrants to purchase common stock completed on September 18, 2002, and it received a fee in connection with this September 2002 private placement. The common stock issued, and the common stock issuable upon exercise of the warrants, in each case, in the September 2002 private placement are being offered hereby.

      Because the selling security holder may be deemed an underwriter, each selling security holder must deliver this prospectus and any supplements to this prospectus in the manner required by the Security Act.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus has been passed upon by Latham & Watkins, Los Angeles, California.

EXPERTS

      The audited financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent accountants. Arthur Andersen has not consented to the incorporation by reference of their report and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act. Because Arthur Andersen has not consented to the incorporation by reference of their report, it may become more difficult for you to seek remedies against Arthur Andersen in connection with a claim related to this offering. In particular, and without limitation, you may not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statement of a material fact contained in our financial statements audited by Arthur Andersen or any omission of a material fact required to be stated in those financial statements. On July 17, 2002, we decided not to engage Arthur Andersen as our independent accountants and engaged KPMG LLP to serve as our independent accountants.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by us at the SEC’s public reference room:

Public Reference Room

450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

      You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of this information may also be inspected at the reading room of the library of the National Association of Securities Dealers, Inc., 1734 K Street, N.W., Washington, D.C. 20006. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s web site at “http://www.sec.gov.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      You should not rely on forward-looking statements in this prospectus. This prospectus contains forward-looking statements that relate to future events or to our future business or performance. In some cases, you can identify forward-looking statements by words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue” and other similar expressions. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in “Risk Factors” and elsewhere in this prospectus. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of our markets. Forward-looking statements are subject to known and unknown risks, assumptions, limitations, uncertainties and other factors that may cause our actual results, as well as those of the markets we serve, levels of activity, performance, achievements and prospects to be materially different from those expressed or implied by the forward-looking statements. These risks, uncertainties and factors include, among others, those identified in “Risk Factors” and elsewhere in this prospectus. Except as required by law, we undertake no obligation to update publicly any forward-looking statement for any reason, even if new information becomes available or other events occur.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling stockholders sell all the shares of common stock offered by this prospectus.

•	our annual report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2001;

•	our quarterly reports on Form 10-Q, for the quarters ended March 31, 2002 and June 30, 2002; and

•	our current reports on Form 8-K, filed on January 18, 2002, February 6, 2002, July 19, 2002, August 14, 2002, October 21, 2002 and November 6, 2002 and our current reports on Form 8-K/A, filed on July 31, 2002 and September 12, 2002.

      We have also filed registration statements on Forms S-3 and S-8 with the SEC under the Securities Act that registered the shares described in those registration statements.

      This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and our common stock.

      We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents. Requests should be addressed to:

Novatel Wireless, Inc.

9360 Towne Centre Drive, Suite 110
San Diego, California 92121
Attention: Corporate Secretary
Telephone Number (858) 320-8800.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The following table sets forth all expenses payable by the registrant in connection with the sale of the securities being registered. All the amounts shown are estimates except for the registration fee.

SEC Registration Fee	$330
Legal Fees and Expenses	50,000
Accounting Fees and Expenses	10,000
Printing Expenses	20,000
Miscellaneous Expenses	3,000

Total	$83,330

Item 15.     Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporations’ board of directors to grant, indemnification to directors and officers in terms sufficiently broad to permit such indemnification under some circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”). Article XIV of our amended and restated certificate of incorporation and Article VI of our bylaws provide for indemnification to the maximum extent permitted by Delaware law. In addition, we have entered into indemnification agreements with our officers and directors. Our amended and restated certificate of incorporation provides that subject to Delaware law, our directors will not be personally liable for monetary damages awarded as a result of a breach of their fiduciary duty owed to us and our stockholders. This provision does not eliminate our directors fiduciary duty and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law.

Item 16.     Exhibits

Exhibit
No.	Description

4.1	Specimen Common Stock Certificate.(1)
4.2	Specimen Series A Convertible Preferred Stock Certificate.(2)
4.3	Form of Common Stock Purchase Warrant, dated December 2001, issued in connection with the Company’s private placement transaction consummated in December 2001.(2)
4.4	Warrant to Purchase Stock, dated as of November 29, 2001, by and between the Company and Silicon Valley Bank.(3)
4.5	Form of Common Stock Purchase Warrant issued in connection with the Company’s Series B Convertible Preferred Stock.(3)
4.6	Form of Common Stock Purchase Warrant issued in connection with the Company’s Series C Convertible Preferred Stock.(3)
4.7	Form of Common Stock Purchase Warrant issued in connection with the Company’s Series C Debentures.(3)
4.8	Form of Common Stock Purchase Warrant issued in connection with the Company’s Series D Convertible Preferred Stock.(3)
4.9	Form of Registration Rights Agreement, dated as of September 12, 2002, in connection with the Company’s private placement transaction consummated on September 18, 2002.(4)
4.10	Form of Stock Purchase Warrant, dated September 12, 2002, issued in connection with the Company’s private placement transaction consummated on September 18, 2002.(4)

Exhibit
No.	Description

4.11	Form of Amended and Restated Securities Purchase Agreement, dated as of September 12, 2002, in connection with the Company’s private placement transaction consummated on September 18, 2002.(4)
5.1	Opinion of Latham & Watkins as to the legality of the securities being offered.(5)
23.1	Consent of Independent Public Accountants (omitted pursuant to Rule 437a of the Securities Act).
23.2	Consent of Latham & Watkins (included in exhibit 5.1).
24.1	Power of Attorney (included on signature page).

(1)	Incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 333-42570), filed September 14, 2000, as amended.

(2)	Incorporated by reference to the Company’s current report on Form 8-K, filed January 18, 2002.

(3)	Incorporated by reference to the Company’s Registration Statement on Form S-3 (No. 333-81190), filed January 22, 2002, as amended.

(4)	Incorporated by reference to the Company’s current report on Form 8-K, filed October 21, 2002.

(5)	Filed herewith.

Item 17.     Undertakings

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (the “Registration Statement”):

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, as of the 6th day of November, 2002.

NOVATEL WIRELESS, INC.

By:	/s/ MELVIN L. FLOWERS

Melvin L. Flowers
Senior Vice President, Finance, Chief Financial Officer, Principal Accounting Officer and Secretary

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on the 6th day of November, 2002.

Signature		Title

* John E. Major		Chairman and Chief Executive Officer

* Melvin L. Flowers		Senior Vice President, Finance, Chief Financial Officer, Principal Accounting Officer and Secretary

* Robert Getz		Director

* Peng K. Lim		Director

* David S. Oros		Director

* Mark Rossi		Director

* Steven Sherman		Director

*By:	/s/ MELVIN L. FLOWERS Melvin L. Flowers Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

4.1	Specimen Common Stock Certificate.(1)
4.2	Specimen Series A Convertible Preferred Stock Certificate.(2)
4.3	Form of Common Stock Purchase Warrant, dated December 2001, issued in connection with the Company’s private placement transaction consummated in December 2001.(2)
4.4	Warrant to Purchase Stock, dated as of November 29, 2001, by and between the Company and Silicon Valley Bank.(3)
4.5	Form of Common Stock Purchase Warrant issued in connection with the Company’s Series B Convertible Preferred Stock.(3)
4.6	Form of Common Stock Purchase Warrant issued in connection with the Company’s Series C Convertible Preferred Stock.(3)
4.7	Form of Common Stock Purchase Warrant issued in connection with the Company’s Series C Debentures.(3)
4.8	Form of Common Stock Purchase Warrant issued in connection with the Company’s Series D Convertible Preferred Stock.(3)
4.9	Form of Registration Rights Agreement, dated as of September 12, 2002, in connection with the Company’s private placement transaction consummated on September 18, 2002.(4)
4.10	Form of Stock Purchase Warrant, dated September 12, 2002, issued in connection with the Company’s private placement transaction consummated on September 18, 2002.(4)
4.11	Form of Amended and Restated Securities Purchase Agreement, dated as of September 12, 2002, in connection with the Company’s private placement transaction consummated on September 18, 2002.(4)
5.1	Opinion of Latham & Watkins as to the legality of the securities being offered.(5)
23.1	Consent of Independent Public Accountants (omitted pursuant to Rule 437a of the Securities Act).
23.2	Consent of Latham & Watkins (included in exhibit 5.1).
24.1	Power of Attorney (included on signature page).

(1)	Incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 333-42570), filed September 14, 2000, as amended.

(2)	Incorporated by reference to the Company’s current report on Form 8-K, filed January 18, 2002.

(3)	Incorporated by reference to the Company’s Registration Statement on Form S-3 (No. 333-81190), filed January 22, 2002, as amended.

(4)	Incorporated by reference to the Company’s current report on Form 8-K, filed October 21, 2002.

(5)	Filed herewith.